SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                                (Amendment No. 9)

                  Chicago and North Western Transportation Company
                                 (Name of Issuer)

                       Common Stock, Par Value $.01 Per Share
                            (Title of Class of Securities)

                                     167155 10 0
                                    (CUSIP Number)

                                 Richard J. Ressler, Esq.
                                 Union Pacific Corporation
                           Martin Tower, Eighth and Eaton Avenues
                                Bethlehem, Pennsylvania  18018
                                     (610) 861-3200
                    (Name, Address and Telephone Number of Person
                    Authorized to Receive Notices and Communications)

                                      Copy to:

                                    Paul T. Schnell
                          Skadden, Arps, Slate, Meagher & Flom
                                     919 Third Avenue
                                  New York, New York  10022
                                     (212) 735-3000

                                      March 10, 1995
               (Date of Event which Requires Filing of this Statement)

                    If the filing person has previously filed a
          statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing the statement because of Rule 13d-1(b)(3) or (4), check the
          following box:  [   ]

                    Check the following box if a fee is being paid with the statement: [ ]



                    This Amendment No. 9 filed by Union Pacific
          Corporation, a Utah corporation ("UP"), Union Pacific Holdings, Inc., a Utah corporation ("UP Holdings"), and UP Rail, Inc., a Utah corporation ("UP Rail"), amends the Statement on Schedule 13D, dated April 9, 1992, as previously amended (the "Schedule 13D"), with respect to the common stock, par value $.01 per share (the "Shares"), of Chicago and North Western Transportation Company, a Delaware corporation (the "Issuer"). UP, UP Holdings and UP Rail are hereinafter collectively referred to as the "Reporting Persons." Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

          Item 4.   Purpose of Transaction.

                    Reference is made to the disclosure set forth in Item 6.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer.

                    Item 6 is hereby supplemented as follows:

                    Three class action complaints, copies of which are attached hereto as Exhibits 13, 14 and 15 and incorporated herein by reference, were filed in the Court of Chancery in Delaware on March 10, 1995 naming as defendants the Issuer's directors, UP Rail, Inc. and certain other parties. Such complaints allege, among other things, that various of the defendants breached their fiduciary duties to the shareholders of the Issuer by failing to act to maximize shareholder value prior to approving the transfer of control of the Issuer. The complaints seek, among other things, damages and to enjoin the defendants from proceeding with a change of control of the Issuer.

          Item 7.   Material to be filed as Exhibits.

                    Item 7 is hereby supplemented as follows:

                    Exhibit 13.  Class Action Complaint entitled
          Herbert Feiwel, IRA Rollover Account v. James E. Martin, et al. (C.A. No. 14109), filed in the Court of Chancery in Delaware on March 10, 1994.

                    Exhibit 14.  Class Action Complaint entitled
          Kenneth Steiner v. Richard K. Davidson, et al. (C.A. No. 14111), filed in the Court of Chancery in Delaware on March 10, 1994.

                    Exhibit 15.  Class Action Complaint entitled
          Moise Katz v. James E. Martin, et al. (C.A. No. 14112), filed in the Court of Chancery in Delaware on March 10, 1994.


                                  SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  March 13, 1995

                                        UP RAIL, INC.

                                        By: /s/ Carl W. von Bernuth
                                           Name:  Carl W. von Bernuth
                                           Title: Vice President and
                                                     Assistant Secretary


                                  SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  March 13, 1995

                                        UNION PACIFIC HOLDINGS, INC.

                                        By: /s/ Carl W. von Bernuth
                                           Name:  Carl W. von Bernuth
                                           Title: Vice President and
                                                     Chief Legal Officer


                                  SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  March 13, 1995

                                        UNION PACIFIC CORPORATION

                                        By: /s/ Carl W. von Bernuth
                                           Name:  Carl W. von Bernuth
                                           Title: Senior Vice President
                                                     and General Counsel